                                                                    Exhibit 12.1

DUNLOP STANDARD AEROSPACE GROUP
FIXED COVERAGE RATIO

NON PRO FORMA

CONSOLIDATED CASH FLOW / FIXED CHARGES

                                              1999     2000     2001     2002     2003

Consolidated Net Income                     12,655   17,345   20,474   11,860   13,047

Adjustments:
 1) gain or loss on asset sale                --       --       --       --
 2) tax provision                            6,758   11,233   13,252   10,018   13,137
 3) Fixed Charges                           39,500   40,685   41,930   43,235   31,962
 4) Depreciation and amortization           10,328   13,757   18,486   19,241   18,914
 5) Net periodic post retirement benefits     --       --       --       --
 6) Other income or expenses                  --       --       --      3,778    3,688

                                            ------------------------------------------
CONSOLIDATED CASH FLOW                      69,241   83,020   94,142   88,132   80,748
                                            ==========================================

Consolidated interest expense               39,500   40,685   41,930   43,235   31,962
Dividend payments of preferred stock          --       --       --       --

                                            ------------------------------------------
FIXED CHARGES                               39,500   40,685   41,930   43,235   31,962
                                            ==========================================

CONSOLIDATED CASH FLOW / FIXED CHARGES
                    Ratio calculated          1.75     2.04     2.25     2.04     2.53